

Mail Stop 3561

July 6, 2009

Edward A. Robinson
BMW Financial Services NA, LLC
BMW FS Securities LLC
300 Chestnut Ridge Road
Woodcliff Lake, NJ 07677

Re: BMW Financial Services NA, LLC
BMW FS Securities LLC
Registration Statement on Form S-3
Filed June 11, 2009
File No. 333-15592

Dear Mr. Robinson,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established,

directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. Please include a statement in your base prospectus or prospectus supplement which incorporates by reference all appendices and annexes.

Prospectus Supplement

Cover Page

6. Please highlight the cross-reference to the risk factors section by prominent type or in some other manner. See Item 501(b)(5) of Regulation S-K.

7. Refer to the chart at the bottom of the prospectus cover page. Please revise to include footnote (3) in the table itself, rather than just a reference beneath it.

Relevant Dates, page S-8

8. We note your disclosure that receivables added pursuant to prefunding and revolving accounts must satisfy certain criteria described elsewhere in the prospectus supplement; however, we are unable to locate the criteria. Please

advise or revise.

TALF Eligibility, page S-20

9. Please revise your summary to discuss TALF in greater detail, including a description of the relevant requirements and limitations for receiving loans under the program. Please revise to define the term "eligible collateral" as defined pursuant to TALF, and describe the basis for your belief that the offered notes meet these criteria.

Certain risks associated with TALF, page S-31

10. Disclose, or include bracketed language indicating your intent to disclose, the currently applicable haircut amount for this asset-type.

11. Please disclose any risks because the loans are non-recourse loans.

Assets of the Trust, page S-38

12. We note your disclosure in paragraph number 5 on page S-39 that receivables will be "not more than [___] days past due as of the Cutoff Date." Please include a bracketed placeholder for the delinquency information for the pool. Refer to Item 1111(c) of Regulation AB.

Composition of the Receivables, page S-39

13. A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise here to remove the statement that the accuracy of FICO scores cannot be verified, and delete any other similar disclaimers in the prospectus.

Reserve Account, page S-59

14. Please confirm that any different form of credit enhancement that the Servicer may substitute for the Reserve Account is limited to the types of credit enhancement described in the prospectus. Please also confirm that you will file an Item 6.03 8-K upon the occurrence of any such substitution.

Material Income Tax Consequences, page S-66

15. Revise to reflect that the discussion represents counsel's opinion, rather than just a "general discussion."

Appendix A

16. Confirm that you will include at least 5 years of static pool information as required by Item 1105(a)(3) of Regulation AB. It appears that your present disclosure may only cover a single securitization.

Annex C

17. Please confirm that the final signed certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Base Prospectus

Cover Page

18. We note your disclosure that a particular trust may issue multiple series of securities. It appears that you may be contemplating a series trust structure that would not be consistent with the definition of "asset-backed security." Please advise or revise.

Copies of the Documents, page 1

19. Please note that the address of our public reference room is 100 F Street N.E. and revise as appropriate.

The Trust Property, page 4

20. Please revise to make clear that all assets underlying the notes have been described in the base prospectus. We note in this regard your disclosure that the trust property will "*primarily* be a pool of receivables secured by new and used motor vehicles" (emphasis added). Similarly, please revise the cover page of the supplement to remove the "mainly" in the first paragraph.

Part II

Item 17. Undertakings

21. Please explain why you have included the undertakings related to Rule 430A or remove this undertaking.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in

possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Amanda Ravitz at (202) 551-3412. If you need further assistance, you may contact me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Reed D. Auerbach, Esq.
        McKee Nelson LLP
        Via Facsimile (917) 777-4299